Exhibit 99.1

Hepsipay, in partnership with Visa, expands beyond the Hepsiburada platform

Hepsipay Card, in partnership with Visa, can now be used worldwide for all purchases

•	Hepsipay announced a five-year agreement with Visa, a world leader in digital payments, for its prepaid cards.

•	With this partnership, Hepsipay cards will bear the Visa logo and will be accepted at any point of sale outside the Hepsiburada platform.

ISTANBUL, Oct. 10, 2023 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada") (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as "Hepsiburada" or the "Company"), announces a five-year agreement with Visa, a world leader in digital payments, to ensure that the digital prepaid cards of its users are accepted all over the world for online and physical purchases.

Hepsipay, initially a platform wallet launched by Hepsiburada to provide fast, secure and easy payments, continues developing solutions to further ease the lives of its customers.

Partnership with Visa opens Hepsipay Card to the world

Users will now be able to create their digital cards with a Visa logo within seconds by logging in to their Hepsipay accounts through Hepsiburada. They will be able to top up cash to their Hepsipay cards via transfers from credit or debit cards, as well as transferring cash from their bank accounts.

Erkin Aydın: "Hepsipay cards with a Visa logo have now become an open loop way to pay for our customers"

Speaking on the partnership with Visa, Erkin Aydın, CEO of Hepsiburada Financial Services said: "Hepsipay was launched as the platform wallet of Hepsiburada. We are the first and only platform wallet licensed by the Central Bank of the Republic of Türkiye. Hepsipay cards now offer our customers an open loop payment solution. We describe this as expanding Hepsipay to the street. This agreement with Visa serves our goal of expanding our payment solutions outside the Hepsiburada platform and will benefit our customers, allowing them to use their cards at any payment point under the assurance of Visa and Hepsipay. We are excited to be able to benefit from Visa’s global experience."

Samile Mümin: "Hepsipay cards facilitate access to payments and provide freedom and security of payments worldwide"

Samile Mümin, General Manager of Visa in Türkiye, said: "We are pleased to partner with Hepsipay to offer their customers access to digital payments with Hepsipay Visa cards. Thanks to Visa's global scale and our technological network protected by the most advanced security products and services, Hepsipay cardholders can now enjoy the freedom of paying securely, not just on Hepsiburada platform, but anywhere worldwide. I would like to congratulate all the teams that contributed to the launch.”

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding Hepsiburada’s strategy. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements. Among other things, quotations from management in this press release contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2022 annual report filed with the SEC on Form 20-F on May 1, 2023 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 59 million members with approximately 195 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with 101,300 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers' daily lives. Hepsiburada's e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada's payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the 'Technology Empowerment for Women Entrepreneurs' program in 2017, which has supported over 45.4 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com